Exhibit 21.1

Subsidiaries of Convey Health Solutions Holdings, Inc.

Entity Name	Jurisdiction of Organization
Cannes Parent, Inc.	Delaware
Cannes I, LLC	Delaware
Cannes II, LLC	Delaware
CHTS, LLC	Delaware
Convey Health Parent, Inc.	Delaware
Convey Health Solutions, Inc. (d/b/a GHG Advisors)	Delaware
Convey Health Solutions Holdings, LLC	Florida
Convey Health Solutions Netherlands Coöperatief U.A.	Netherlands
Convey Health Solutions Philippines, Inc.	Philippines
HealthScape Advisors, LLC	Illinois
Pareto Intelligence, LLC	Illinois
United States Pharmaceutical Group, LLC (d/b/a Convey Health Solutions)	Delaware
C.H.S.N. B.V.	Netherlands